UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CTI INDUSTRIES CORPORATION

(Exact name of registrant as specified in its charter)

Illinois	000-23115	36-2848943
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

22160 N. Pepper Road, Lake Barrington, Illinois		60010
(Address of principal executive offices)		(Zip Code)

Stephen M. Merrick, (847) 382-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

As required by Rule 13p-1 of the Securities Exchange Act of 1934, CTI Industries Corporation (“the Company”) conducted a review of its products to determine whether conflict minerals are necessary to the functionality or production of those products. The Company contracts to have vacuum sealing machines manufactured in China by a manufacturer. Incident to conducting a Reasonable Country of Origin Inquiry, the manufacturer was contacted by the Company and asked:

1.	Are any of the four conflict minerals (gold, tin, tantalum and tungsten) used in the manufacture of the vacuum sealing machines we contract to have manufactured,

2.	Are the conflict minerals necessary to the functionality of the vacuum sealing machines and,

3.	Are the conflict minerals sourced from the Democratic Republic of the Congo (“DRC”) or an adjoining country (“covered country”)?

In their certification, the manufacturer stated that the vacuum sealing machines use one or more of the metals gold, tin, tantalum, and tungsten.

They have determined that these materials are necessary to the functionality or production of the products.

The manufacturer performed due diligence and have audited the sources for these metals and have determined that they do not have origins in the DRC or adjoining regions.

The Company does not manufacture or contract to have manufactured any products other than the vacuum sealing machines referenced above which require conflict minerals for either functionality or production.

This information is also publicly available at the Company’s website at www.ctiindustries.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CTI INDUSTRIES CORPORATION

By:	/s/ Stephen M. Merrick
Date:	May 29, 2018

Name:	Stephen M. Merrick
Title:	Chief Executive Officer